Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2019. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Selected Economic Information of the Republic of the Philippines

	2015	2016	2017	2018	2019	2020(1)
	(₱ in billions, except as indicated)
GDP (at then-current market prices)	13,322.0	14,480.3	15,807.6	17,426.2	19,516.4	12,809.1
GDP (at constant base prices)(2)	7,600.2	8,123.4	8,665.8	9,206.9	9,750.6	12,697.2
GDP per capita, PPP concept (in $ at then-current market prices)(3)	7,348	7,806	8,348	8,943	9,961	9,015	(4)
GDP growth rate(2)	6.1%	6.9%	6.7%	6.2%	5.9%	(10.0)%
Consumer Price Inflation rate(5)	0.7%	1.3%	2.9%	5.2%	2.5	2.5%
Government surplus/(deficit) as % of GDP (at then-current market prices)	(0.9)%	(2.4)%	(2.2)%	(3.2)%	(3.4)%	(6.9)%
Government debt at end of period as % of GDP (at then-current market prices)	44.7%	42.1%	42.1%	41.8%	39.6%	51.2%
Public sector borrowing requirement(7)	(115)	(320)	(321)	(553)	N/A	N/A
Consolidated public sector financial position(8)	135.5	(25.6)	(6.7)	(186.0)	N/A	N/A
Current account surplus/(deficit) as % of GDP	2.5%	(0.4)%	(0.7)%	(2.6)%	(0.9)%	2.6	%(6)
Overall balance of payments position at end of period as % of current GDP(9)	0.9%	(0.3)%	(0.3)%	(0.7)%	2.1%	2.7%
Direct domestic debt of the Government(10)	3,884.4	3,934.1	4,441.3	4,776.9	5,127.6	6,438.4
Direct external debt of the Government (in billion $)(9)(10)	43.9	43.3	44.3	47.9	51.3	60.52
Public sector domestic debt(11)	5,125.5	5,006.1	5,830.5	6,064.7	N/A	N/A
Public sector external debt (in billion $)(12)(13)	48.5	$49.2	$50.1	$53.7	N/A	N/A
Public sector external debt	2,285.5	2,451.3	2,502.6	2,830.5	N/A	N/A
Unemployment rate (%)	6.3	5.5	5.7	5.3	5.4	10.00	(14)
Gross international reserves (billion $)(12)(15)	80.7	80.7	81.6	79.2	87.8	103.8	(16)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Preliminary data as of September 30, 2020 or for the nine months ended September 30, 2020 unless otherwise indicated.
(2)

In April 2020, the PSNA further revised the PSNA standards, changing the constant base year for GDP calculations from 2000 to 2018. Therefore, GDP figures are calculated at constant 2000 market prices, except for 2020 figures, which are calculated at constant 2018 market prices.

(3)	Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.
(4)	Figure is annualized.
(5)

Effective March 6, 2018, the Philippine Statistics Authority (“PSA”), rebased the Consumer Price Index (“CPI”) from 2006 to 2012. Methodological changes were also introduced in the 2012-based CPI. In the new series, the chain method is used as it will provide timely indicators since this method allows the inclusion of new commodities in the market basket that are frequently purchased because of the changing consumer taste and preferences and technological changes. The chain method also allows the exclusion of commodities as a result of obsolescence.

(6)	Preliminary data as of June 30, 2020.
(7)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(8)

Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(9)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Republic of the Philippines—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(10)

Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(11)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(12)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(13)	Includes public sector debt, whether or not guaranteed by the Government.
(14)	Based on preliminary estimates for July 2020.
(15)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.
(16)	Preliminary data as of October 31, 2020.

Natural Disasters

Typhoons and Flooding

Between October 2020 and November 2020, the Philippines was hit by eight different tropical storms with varying degrees of severity. On November 1, 2020, Super Typhoon “Rolly” (also known as Typhoon “Goni”) made landfall in Catanduanes Island, Philippines, as a Category 5–equivalent super typhoon and became the strongest landfalling tropical cyclone on record with maximum sustained winds of 310 kilometers per hour near its center. As of November 20, 2020, preliminary assessments suggested that Super Typhoon “Rolly” destroyed tens of thousands of homes on Catanduanes Island, displaced more than 300,000 people, and killed at least 25 people.

On November 11, 2020, Typhoon “Ulysses” (also known as Typhoon “Vamco”), made landfall in Patnanungan, Quezon, with sustained winds of 150 kilometers per hour and peak intensity winds equivalent to a category 1 hurricane. Typhoon “Ulysses” displaced more than 324,000 people and killed at least 73 people. As of November 20, 2020, preliminary assessments suggested that Typhoon “Ulysses” totally or partially damaged over 25,852 houses in different regions, with widespread flooding from Cagayan Valley to the National Capital Region and down to Camarines Norte, and caused an estimated ₱1.194 billion in damage to agriculture and ₱469 million in damage to infrastructure damage.

Philippine Economy

COVID-19

COVID-19, an infectious disease that was first reported to have been transmitted to humans in late 2019, has spread globally over the course of 2020, and in March 2020 it was declared as a pandemic by the World Health Organization. On January 30, 2020, the Philippines reported its first confirmed case of COVID-19. The subsequent spread of the disease has since resulted in 407,838 confirmed cases and the death of 7,832 people in the Philippines as of November 15, 2020, according to the Philippine Department of Health. The Government, on a national and local level, has implemented a number of measures in varying degrees to contain the spread of COVID-19, including, among others, social distancing measures, implementation of self-isolation and community quarantine measures, closure of schools, suspension of mass public transport facilities, restrictions on public gatherings, suspension of operations of non-essential businesses and travel restrictions.

On August 31, 2020, the Government announced that the Manila metropolitan area would continue to be under general community quarantine (“GCQ”) until September 30, 2020 and on October 26, 2020, the Government announced that the Manila metropolitan area, Batangas, Iloilo Province, Bacolod City, Tacloban City, Iligan City and Lanao del Sur would continue to be under GCQ until November 30, 2020.

On September 28, 2020, the Bangko Sentral issued Memorandum No. 2020-074, which details for Bangko Sentral ng Pilipinas-supervised financial institutions the rules for implementing the mandatory one-time 60-day grace period for all loans that are existing, current, and outstanding falling due on or before December 31, 2020, as provided for under the “Bayanihan to Recover as One Act”. It states that Bangko Sentral-supervised financial institutions are prohibited from requiring their clients to waive the application of the mandatory one-time 60-day grace period. It also details the effect of the grace period on loan accounts covered by post-dated checks, auto debit, or auto deduct arrangements; the required treatment of principal and accrued interest; and the rule against the non-imposition of interest on interests, penalties, fees, and other charges.

On October 28, 2020, further guidelines on the implementation of the COVID-19 Adjustment Measures Program (“CAMP”) were released by the Department of Labor and Employment. The CAMP is a safety net program under the “Bayanihan to Recover as One Act” that offers financial support to affected workers in private establishments that have adopted flexible work arrangements or temporary closure during the COVID-19 pandemic. Under CAMP, affected workers will be given a one-time unconditional financial support of ₱5,000 regardless of their employment status and affected workers will be provided access to available job opportunities suitable to their qualifications through job matching, referral and placement services.

On November 10, 2020, the Financial Institutions Strategic Transfer Act (“FIST Act”) was approved by the Senate. It will next be taken up in the bicameral conference committee consisting members from both houses of Congress, for the committee to come up with a final version to be ratified by both the Senate and the House of Representatives. The FIST bill is certified as urgent by the President. The FIST Act would allow all financial institutions, including banks, to sell their non-performing assets and bad loans to asset management companies, referred to as FIST corporations. The FIST Act is intended to free up the banking industry’s capital, strengthen its risk-bearing capacity, and support investment and lending activities, and to ensure resources of financial institutions are not spent on management their non-performing assets; it is also intended to mitigate the impact of COVID-19 on the Philippine economy by freeing up banks from loans.

On November 10, 2020, the National Economic Development Authority reported that the Philippine economy had contracted 11.5% in the third quarter of 2020. In October 2020, the IMF world economic outlook projected that the Republic’s GDP would contract by 8.3% in 2020, which is a higher contraction than the previously estimated 3.6% contraction, as lower remittance flows weigh down domestic spending.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2015 – 2020

	2015	2016	2017	2018	2019		2020(1)
GDP growth (%)(2)	6.1	6.9	6.7	6.2	5.9		(10.0)
GNI growth (%) (at constant prices)(2)	5.8	6.7	6.5	5.9	5.5		(10.8)
Inflation rate (2012 CPI basket)(%)	0.7	1.3	2.9	5.2	2.5		2.5
Unemployment rate	6.3	5.5	5.7	5.3	5.4		10.0	(3)
91-day T-bill rate (%)	1.8	1.5	2.1	3.5	4.7		2.2	(4)
External position
Balance of payments ($ million)	2,616	(1,038)	(863)	(2,306)	7,843		4,109	(5)
Export growth (%)	(5.3)	(2.4)	19.7	0.9	4.9		(16.7	)(5)
Import growth (%)	8.7	18.3	14.2	17.4	0.6		(26.3	)(5)
External debt ($ billion)	77.5	74.8	73.1	79.0	83.6		87.5	(5)
International reserves
Gross ($ billion)	80.7	80.7	81.6	79.2	87.8		103.8	(6)
Net ($ billion)	80.7	81.0	81.6	79.2	87.8		103.8	(6)
Months of retained imports(7)	9.9	8.8	7.8	6.9	7.6		10.3	(6)
Domestic credit growth (%)	11.5	17.0	13.9	14.9	8.7	(8)	10.7	(9)

Sources: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data as of September 30, 2020 or for the nine months ended September 30, 2020, unless otherwise indicated.
(2)

In April 2020, the PSNA further revised the PSNA standards, changing the constant base year for GDP and GNI calculations from 2000 to 2018. Therefore, GDP and GNI figures are calculated at constant 2000 market prices, except for 2020 figures, which are calculated at constant 2018 market prices.

(3)	Based on preliminary estimates for July 2020.
(4)	Based on data as of October 31, 2020.
(5)	Preliminary data as of June 30, 2020 and for the six months ended June 30, 2020.
(6)	Preliminary figure as of October 31, 2020.
(7)	Number of months of average imports of goods and payments of services and primary income that can be financed by reserves.
(8)	Figure represents the average of the growth rates for each quarter in 2019.
(9)	Preliminary figure representing the average growth rate for the first three quarters of 2020.

GDP and Major Financial Indicators

Gross Domestic Product

In the first nine months of 2020, GDP contracted by 10.0%, compared with growth of 5.8% in the first nine months of 2019 at constant 2018 market prices. The largest contributor to the contraction in the first nine months of 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 9.5% decrease in the services sector in the first nine months of 2020, as compared with growth of 7.3% in the first nine months of 2019 at constant 2018 market prices. GNI in the first nine months of 2020 contracted by 10.8%, compared to growth of 5.0% in the first nine months of 2019 at constant 2018 market prices. Net primary income contracted by 18.4% in the first nine months of 2020, compared to a contraction of 2.0% in the first nine months of 2019 at constant 2018 market prices.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

	Gross Domestic Product by Major Sector (at current market prices)							Percentage of GDP
	2015	2016	2017	2018	2019	2020(1)		2015	2020(1)
	(₱ in millions, except as indicated)							(%)
Agriculture, hunting, forestry and fishing sector	1,366,866	1,398,113	1,527,571	1,617,910	1,554,172	1,276,618		10.3	10.0
Industry sector
Mining and quarrying	108,109	114,685	133,955	146,185	144,220	97,440		0.8	0.8
Manufacturing	2,669,222	2,847,597	3,075,374	3,320,346	3,404,491	2,094,982		20.0	16.4
Construction	904,510	1,034,279	1,113,606	1,347,556	1,502,135	852,742		6.8	6.7
Electricity, gas and water supply	434,181	455,901	487,908	543,958	587,552	471,772		3.3	3.7

Total	4,116,022	4,452,461	4,810,842	5,358,045	5,638,399	3,516,937		30.9	27.5
Service sector
Transport, storage and communication	856,051	909,269	962,574	1,030,521	1,100,189	824,008		6.4	6.4
Trade and repair of motor vehicles, motorcycles, personal and household goods	2,412,096	2,652,835	2,917,900	3,229,363	3,523,602	2,386,601		18.1	18.6
Financial intermediation	1,063,668	1,168,611	1,297,583	1,461,025	1,652,726	1,386,376		8.0	10.8
Real estate, renting and business activities	1,698,079	1,898,993	2,084,296	2,227,075	2,366,246	806,688		12.7	6.3
Public administration and defense; compulsory social security	512,992	575,043	654,038	787,464	907,875	643,489		3.9	5.0
Other services	1,296,268	1,425,023	1,552,792	1,714,800	1,869,835	1,968,411		9.7	15.4

Total	7,839,154	8,629,775	9,469,183	10,450,248	11,420,474	8,015,573		58.8	62.6

Total GDP	13,322,041	14,480,349	15,807,596	17,426,202	18,613,044	12,809,129		100.00	100.00

Net primary income	2,792,365	2,950,394	3,198,792	3,483,689	3,702,761	1,203,154
Total GNI	16,114,406	17,430,742	19,006,388	20,909,891	22,315,806	14,012,283
Total GDP ($ billions)(2)	292.8	304.9	316.6	330.9	383.7	264.1
Per capita GDP, PPP concept ($)(2)	7,348	7,806	8,348	8,943	9,961	9,015	(3)

Source: Philippine Statistics Authority.

Notes:

(1)	Preliminary data for the first nine months of 2020.
(2)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”
(3)	Figure represents annualized per capita GDP, PPP concept.

The following table shows GDP by sector at constant 2018 market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant 2018 market prices)						Percentage of GDP
	2015	2016	2017	2018	2019	2020(1)	2015	2020 (1)
	(₱ in millions, except as indicated)						(%)
Agriculture, hunting, forestry and fishing sector	1,688,344	1,672,085	1,743,134	1,762,616	1,783,855	1,260,897	11.3	9.9
Industry sector
Mining and quarrying	148,589	156,807	160,065	163,322	169,221	104,151	1.0	0.8
Manufacturing	2,874,284	3,070,939	3,317,641	3,488,331	3,600,183	2,284,969	19.2	18.0
Electricity, steam, water and waste management	458,766	500,472	523,161	557,030	593,917	445,714	3.1	3.5
Construction	1,011,751	1,133,124	1,201,714	1,373,841	1,480,612	768,362	6.7	6.1

Total	4,493,390	4,861,342	5,202,582	5,582,525	5,843,934	3,603,196	30.0	28.4
Services sector
Wholesale and retail trade; repair of motor vehicles and motorcycles	2,670,294	2,861,060	3,057,552	3,237,304	3,500,918	2,358,072	17.8	18.6
Transportation and storage	548,048	604,328	648,153	697,839	742,105	377,118	3.7	3.0
Accommodation and food service activities	297,279	332,612	371,234	403,289	428,425	171,971	2.0	1.4
Information and communication	436,741	462,876	483,683	515,925	549,423	413,812	2.9	3.3
Financial and insurance activities	1,171,994	1,275,687	1,382,521	1,498,147	1,676,292	1,349,389	7.8	10.6
Real estate and ownership of dwellings	1,022,316	1,068,415	1,129,083	1,189,673	1,251,294	771,310	6.8	6.1
Professional and business services	875,745	1,011,910	1,117,257	1,159,265	1,186,078	795,246	5.8	6.3
Public administration and defense; compulsory social activities	567,797	610,575	666,393	767,706	870,878	659,027	3.8	5.2
Education	589,602	627,112	671,837	731,607	776,443	523,625	3.9	4.1
Human health and social work activities	270,168	290,083	309,316	308,268	320,936	227,862	1.8	1.8
Other services	359,190	384,590	393,233	411,025	437,932	185,701	2.4	1.5

Total	8,809,174	9,529,249	10,230,262	10,920,048	11,740,724	7,833,132	58.8	61.7

Total GDP	14,990,907	16,062,676	17,175,978	18,265,190	19,368,513	12,697,225	100.0	100.0

Source: Philippine Statistics Authority.

Note:

(1)	Preliminary data for the first nine months of 2020.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

According to preliminary data, production in the agriculture, hunting, forestry and fishing sector grew by 0.8% in the first nine months of 2020, compared to a growth of 1.4% in the first nine months of 2019 at constant 2018 prices. Despite the effects of the COVID-19 pandemic, agriculture was largely spared from the contraction experienced in most other sectors of the economy as a result of this sector’s classification as an essential business and the relatively inelastic demand for food staples across the population. Among the primary drivers in the increased production level was a 5.8% increase in the production of palay in the first nine months of 2020, as compared to an 8.9% contraction in the first nine months of 2019 at constant 2018 prices.

Industry Sector

In the first nine months of 2020, according to preliminary data, the industry sector contracted by 14.3%, compared with growth of 4.2% in the first nine months of 2019 at constant 2018 market prices. The largest contributor to the contraction in the first nine months of 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 11.5% contraction in the manufacturing subsector in the first nine months of 2020, as compared with growth of 2.8% in the first nine months of 2019, and also resulted in a 26.4% contraction in the construction subsector in the first nine months of 2020, as compared with growth of 6.6% in the first nine months of 2019 at constant 2018 market prices.

Manufacturing Subsector

In the first nine months of 2020, according to preliminary data, the manufacturing subsector contracted by 11.5%, compared to growth of 2.8% in the first nine months of 2019 at constant 2018 market prices. The largest contributor to the contraction in the first nine months of 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 11.8% contraction in manufacture of computer, electronic and optical products in the first nine months of 2020 as compared to a 4.2% contraction in the first nine months of 2019, and a 3.5% contraction in manufacture of food products in the first nine months of 2020 as compared to growth of 2.8% in the first nine months of 2019 at constant 2018 market prices.

Service Sector

According to preliminary data, the service sector contracted by 9.5% in the first nine months of 2020, compared to 7.3% growth recorded in the first nine months of 2019 at constant 2018 market prices. The largest contributor to the contraction in the first nine months of 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 6.3% and 33.8% contractions in the wholesale and retail trade; repair of motor vehicles and motorcycles subsector and transportation and storage subsectors, respectively, in the first nine months of 2020 as compared to a 8.0% and 6.8% growth, respectively, in the first nine months of 2019 at constant 2018 market prices.

Net Primary Income

In the first nine months of 2020, according to preliminary data, net primary income contracted by 18.4%, compared to contraction of 2.0% in the first nine months of 2019 based on constant 2018 market prices. This higher contraction was primarily due to a 20.4% contraction in inflows arising from compensation in the first nine months of 2020 as compared to growth of 2.2% in the first nine months of 2019.

Prices, Employment and Wages

Inflation

The following table sets out the CPI and inflation rate (based on the 2012 CPI basket) and the manufacturing sector’s equivalent, the producer price index (“PPI”) (based on the 2000 PPI basket), as well as the annual percentage changes in each index.

	Changes in Consumer and Producer Price Index
	2015	2016	2017	2018	2019	2020
Consumer price index (2012 CPI basket)	107.0	108.4	111.5	117.3	120.2	122.8	(1)
Inflation rate (2012 CPI basket)	0.7%	1.3%	2.9%	5.2%	2.5%	2.5	(1)
Producer price index for manufacturing (2000 PPI basket)	141.0	134.1	132.9	133.8	136.0	131.3	(2)
Inflation rate (2000 PPI basket)	(6.7)%	(4.8)%	(0.9)%	0.7%	1.6%	(4.3	)(2)%

Source: Bangko Sentral; Philippine Statistics Authority.

Notes:

(1)	For the nine months ended September 30, 2020.
(2)	For the eight months ended August 31, 2020.

Consumer Price Index

In the first nine months of 2020, the average inflation rate was 2.5%, which was lower than the average inflation rate of 2.8% in the first nine months of 2019. The lower rate of inflation in the first nine months of 2020 was due mainly to lower growth in the price indices of all commodity groups, except for alcoholic beverages and tobacco, furnishing, household equipment and routine maintenance of the house, communication and education, all of which increased.

Producer Price Index

In the first eight months of 2020, the producer price index recorded average deflation of 4.3%, compared to an average inflation of 2.4% recorded in the first eight months of 2019. This was primarily due to declines in the producer price indices for textiles and paper and paper products from an average inflation of 0.6% and 1.4%, respectively, in the first eight months of 2019 to an average deflation of 3.2% and 8.6%, respectively, in the first eight months of 2020. The producer price indices for most other major industry groups likewise decreased during this period.

Employment and Wages

The following table presents selected employment estimates for various sectors of the economy.

	Selected Employment Information
	2016	2017	2018	2019(1)	2020(2)
	(all figures in percentages except as indicated)
Employed persons (in thousands)(3)(4)	40,998	40,334	41,157	42,429	41,306
Unemployment rate	5.5	5.7	5.3	5.1	10.0
Employment share by sector:
Agriculture, hunting, forestry and fishing sector	26.9	25.4	24.3	22.9	26.3
Industry sector
Mining and quarrying	0.5	0.5	0.5	0.4	0.6
Manufacturing	8.3	8.6	8.8	8.5	8.2
Construction	8.3	8.8	9.4	9.8	9.8
Water supply, sewerage, waste management and remediation activities	0.2	0.2	0.1	0.2	0.1
Electricity, gas, steam and air conditioning supply	0.2	0.2	0.2	0.2	0.2

Total industry sector	17.5	18.3	19.1	19.1	18.8
Service sector
Transport and storage	7.4	7.8	7.8	8.1	7.1
Wholesale and retail trade; repair of motor vehicles and motorcycles	19.6	19.6	19.4	19.9	21.5
Finance and housing(5)	7.1	7.7	8.0	8.5	8.1
Other services(6)	21.5	21.3	21.4	21.5	18.1

Total service sector	55.6	56.3	56.6	58.0	54.8

Total employed	100.0	100.0	100.0	100.0	100.0

Sources: Philippine Statistics Authority; Annual Labor and Employment Status; Labor Force Survey.

Notes:

(1)

Preliminary results of the 2019 Annual Estimates of Labor Force Survey (LFS): the annual estimates were based on the final results of the 2018 LFS and January and April rounds, and preliminary results of the 2019 LFS July and October rounds.

(2)	As of July 2020, unless otherwise stated.
(3)	Does not include OFWs.
(4)	Starting in April 2016, figures are generated using population projection based on the 2010 Census of Population and Housing.
(5)	Sum of financial and insurance activities, real estate activities and public administration and defense; compulsory social security subsectors.
(6)	Sum of all other service sectors excluding transport and storage, wholesale and retail trade; repair of motor vehicles and motorcycles, finance and housing.

Foreign Direct Investment

The following table sets out foreign direct investments in the Philippines by sector.

	Net Foreign Direct Investment by Sector(1)
Sector	2015	2016	2017	2018	2019	2020(2)
	($ in millions)
Total equity other than reinvestment of earnings, net	1,816.2	2,592.1	3,397.9	2,345.6	1,449.1	1,098.1
Agriculture, forestry and fishing	0.4	0.3	20.0	0.9	0.4	0.0
Mining and quarrying	47.0	50.4	8.9	5.0	1.4	0.8
Manufacturing	772.7	334.3	1,181.8	1,094.9	257.5	592.7
Electricity, gas, steam and air conditioning supply	9.8	(83.1)	1,388.0	199.2	330.8	(35.1)
Water supply, sewerage, waste management and remediation activities	0.2	0.1	1.3	0.4	3.0	0.1
Construction	102.6	8.8	162.4	42.7	51.6	30.5
Wholesale and retail trade and repair of motor vehicles and motorcycles	115.7	208.2	83.1	(18.0)	(243.4)	81.0
Transportation and storage	(3.3)	7.8	49.5	11.2	103.8	7.0
Accommodation and food service activities	5.6	168.2	(38.4)	6.7	19.6	6.7
Information and communication	16.1	(2.6)	38.3	15.9	44.0	5.9
Financial and insurance activities	522.5	1,126.1	141.5	454.2	543.5	129.5
Real estate activities	137.9	121.9	247.8	294.2	230.8	129.8
Professional, scientific and technical activities	(44.0)	17.6	66.0	15.0	8.7	21.3
Administrative and support service activities	32.3	22.5	(5.6)	22.1	55.6	88.5
Public administration and defense; compulsory social security	0.0	0.0	0.0	0.0	0.0	0.0
Education	1.9	0.5	1.4	0.3	1.5	0.5
Human health and social work activities	0.3	35.2	23.9	2.0	32.1	36.8
Arts, entertainment and recreation	4.1	575.0	27.8	198.4	9.1	2.2
Other service activities	(0.6)	(0.0)	0.1	0.5	(1.0)	0.0
Others, not elsewhere classified(3)	95.0	1.0	0.0	0.0	0.0	0.0
Reinvestment of earnings	746.9	710.2	862.6	896.6	1,045.5	577.4
Debt instruments	3,076.1	4,977.3	5,995.9	6,706.4	5,190.7	2,756.4

Total	5,639.2	8,279.6	10,256.4	9,948.6	7,685.3	4,431.9

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refer to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)	Preliminary data for the eight months ended August 31, 2020.
(3)	Covers non-residents investments in non-banks sourced from the Cross-Border Transactions Survey and in local banks; sectoral or industry breakdown statistics are not available.

The following table sets out foreign direct investments in the Philippines by country.

	Net Foreign Direct Investment by Country(1)
	2015	2016	2017	2018	2019	2020(2)
	($ in millions)
Country
Total equity other than reinvestment of earnings, net	1,816.2	2,592.1	3,397.9	2,345.6	1,449.1	1,098.1
Japan	394.1	1,088.4	72.1	85.6	147.0	426.7
North America(3)	627.9	79.1	467.7	177.3	277.2	102.9
European Union	307.7	118.1	1,786.7	355.2	79.1	282.1
Other Europe(4)	3.4	5.3	14.1	1.1	0.8	0.9
Asia(5)	5.9	22.9	110.0	210.4	113.5	39.7
Asia Newly Industrialized Economies (ANIES)(6)	226.1	918.2	203.8	490.2	252.6	75.4
ASEAN(7)	165.9	269.4	725.5	1,070.2	480.9	127.9
Australia and New Zealand	0.1	6.3	(2.8)	(105.9)	(1.9)	(1.6)
Central and South America(8)	0.5	77.9	7.4	37.5	5.6	24.6
Others	84.7	6.6	13.4	37.4	5.2	16.7
International organization	0.0	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings(9)	746.9	710.2	862.6	896.6	1,045.5	577.4
Debt instruments(9)	3,076.1	4,977.3	5,995.9	6,706.4	5,190.7	2,756.4

Total	5,639.2	8,279.6	10,256.4	9,948.6	7,685.3	4,431.9

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e. net intercompany borrowings)).

(2)	Preliminary data for the eight months ended August 31, 2020.
(3)	Includes the United States and Canada.
(4)	Includes Albania, Belarus, Croatia, Gibraltar, Iceland, Liechtenstein, Norway, Romania, Russian Federation, Switzerland and Ukraine.
(5)	Includes China, India, Pakistan and Western, Central, South and East Asia except South Korea, Hong Kong, Taiwan and ASEAN countries.
(6)	Includes South Korea, Hong Kong and Taiwan.
(7)	Includes Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore, Thailand and Vietnam.
(8)	Includes Argentina, Brazil, Mexico, Panama and other Central and South American countries.
(9)	Country breakdowns for debt instruments are not available.

In the eight months ended August 31, 2020, according to preliminary data, net inflows of foreign direct investment were $4.4 billion, 5.6% lower than the $4.7 billion recorded in the eight months ended August 31, 2019. The lower inflows were mainly due to a decline in net debt instruments from $3.4 billion in the eight months ended August 31, 2019 to $2.8 billion in the eight months ended August 31, 2020, and a decline in reinvestment of earnings from $727.0 million in the eight months ended August 31, 2019 to $577.4 million in the eight months ended August 31, 2020. Net investments in manufacturing activities increased from a net inflow of $170.2 million in the eight months ended August 31, 2019 to a net inflow of $592.7 million in the eight months ended August 31, 2020, while net investments in electricity, gas, steam and air conditioning supply reversed from a net inflow of $40.0 million in the eight months ended August 31, 2019 to a net outflow of $35.1 million in the eight months ended August 31, 2020.

The contribution of new equity investments to net inflows of foreign direct investment increased to $1.1 billion in the eight months ended August 31, 2020 from $550.2 million in the eight months ended August 31, 2019. Foreign direct investment increased primarily as a result of increases in new equity investments of foreign direct investment from Japan and the Netherlands to net inflows of $426.7 million and $217.7 million, respectively, in the eight months ended August 31, 2020 from a net inflow of $11.6 million and a net outflow of $72.0 million, respectively, in the eight months ended August 31, 2019. These were partially offset by decreases in net inflows from China from a net inflow of $102.7 million in the eight months ended August 31, 2019 to a net inflow of $31.0 million in the eight months ended August 31, 2020. Reinvestment of earnings in the Republic decreased to $577.4 million in the eight months ended August 31, 2020, compared with $727.0 million in the eight months ended August 31, 2019.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
Sector	2015	2016	2017	2018	2019	2020(1)
	($ in millions, except months and percentages)
Reserve position in the IMF(2)	439	442	424	474	590	798
Gold	6,703	7,259	8,337	8,154	8,016	11,651
SDRs	1,173	1,138	1,211	1,184	1,182	1,205
Foreign investments	71,739	68,290	65,815	66,733	75,304	87,517
Foreign exchange(3)	613	3,563	5,783	2,650	2,748	2,643

Total	80,667	80,692	81,570	79,193	87,840	103,814

Total as number of months of imports of goods and services	9.9	8.8	7.8	6.9	7.6	10.3
Total as a % of short-term debt(4)
Original maturity	534	556	571	493	511	932
Residual maturity	410	418	419	369	402	542

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of October 31, 2020.
(2)	The reserve position in the IMF refers to the country’s claim on the IMF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.
(3)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.
(4)

Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within the next 12 months.

Preliminary data indicates that gross international reserves were $103.8 billion as of October 31, 2020, an increase from the $87.8 billion recorded as of December 31, 2019. This increase was mainly due to an increase of $12.2 billion in foreign investments to $87.5 billion as of October 31, 2020 from $75.3 billion as of December 31, 2019. The level of gross international reserves as of October 31, 2020 was sufficient to cover approximately 10.3 months of imports of goods and payments of services and income, and was equivalent to 9.3 times the Republic’s short-term debt based on original maturity and 5.4 times based on residual maturity. Net international reserves at the end of October 2020 were $103.8 billion.

Monetary System

Money Supply

The following table presents certain information regarding the Philippines’ money supply. In July 2013, Bangko Sentral adopted a new system for compiling and reporting monetary statistics called the SRF format as part of Bangko Sentral’s adherence to international best practices in statistical compilation. The adoption of the SRF system did not result in any change to overall monetary balances. However, Bangko Sentral has, in connection with the adoption of the SRF, also implemented certain recommendations from the IMF pertaining to the inclusion of unsecured subordinated debt and accrued interest expense, which has given rise to minor changes in amounts previously reported.

	Money Supply (SRF-based)
	As of December 31,
	2016	2017	2018	2019	2020(1)
		(₱ in billions, except percentages)
M1(2)
Currency in circulation	921.0	1,047.6	1,231.8	1,395.8	1,528.4
Current account deposits	2,148.5	2,503.3	2,657.2	3,104.5	3,495.7
Total	3,069.5	3,550.8	3,889.0	4,500.3	5,024.1
percentage increase(3)	15.1%	15.7%	9.5%	15.7%	22.6%
M2(4)	9,140.4	10,202.3	11,080.2	12,293.2	12,842.0
percentage increase(3)	13.3%	11.6%	8.6%	10.9%	12.6%
M3(5)	9,506.0	10,636.1	11,643.0	12,976.3	13,508.2
percentage increase(3)	12.8%	11.9%	9.5%	11.5%	12.3%

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data as of September 30, 2020.
(2)	Consists of currency in circulation and demand deposits.
(3)	Period-on-period.
(4)	Consists of M1, savings deposits and time deposits.
(5)	Consists of M2 and deposit substitutes.

As of September 30, 2020, according to preliminary data, the Republic’s money supply (M3) was ₱13.5 trillion, an increase of 12.3% from the ₱12.0 trillion as of September 30, 2019. This growth in money supply was driven mainly by the increase in domestic claims, which increased by 8.2% compared to the level as of September 30, 2019. This increase was primarily driven by a 1.3% increase in claims on other sectors, particularly claims on state and local government, which increased by 1.6% compared to the level as of September 30, 2019. Net claims on the Government also increased by 45.7% as of September 30, 2020 compared to the level as of September 30, 2019. Bangko Sentral’s net foreign asset position increased by 20.6% to ₱5.8 trillion as of September 30, 2020 and the net foreign asset position of other depository corporations also increased significantly by 103.2% to ₱949.3 billion as of September 30, 2020.

In first ten months of 2020, the average 91-day T-bill rate was 2.2%.

The following table presents information regarding domestic interest and deposit rates.

	Domestic Interest and Deposit Rates
	2015	2016	2017	2018	2019	2020
	(weighted averages per period)
91-day Treasury bill rates	1.8%	1.5%	2.1%	3.5%	4.7%	2.2	%(1)
Bank average lending rates	5.6%	5.6%	5.6%	6.1%	7.1%	NA

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of October 31, 2020.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2015	47.166	45.503
2016	49.813	47.493
2017	49.923	50.403
2018	52.724	52.661
2019	50.744	51.796
2020(2)	48.401	49.917

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.
(2)	Preliminary data as of October 31, 2020.

In the ten months ended October 31, 2020, the average exchange rate was ₱49.917 per U.S. dollar, compared to ₱52.105 per U.S. dollar in 2019. The appreciation of the peso against the U.S. dollar in the ten months ended October 31, 2020 was primarily attributable to a higher decrease in the Republic’s imports as compared to its exports, which improved its balance of payment position, and the Republic’s access to foreign loans and bonds on favorable terms, which increased its foreign reserves.

The Philippine Financial System

Composition

The following table sets out the total resources of the Philippine financial system by category of financial institution.

	Total Resources of the Financial System(1)
	As of December 31,
	2015	2016	2017(2)	2018	2019	2020(3)
	(₱ in billions)
Banks
Universal/Commercial banks	11,159.2	12,560.5	14,053.8	15,691.5	17,216.1	17,799.3
Thrift banks	1,034.1	1,122.0	1,213.9	1,293.2	1,203.9	1,178.2
Rural banks	213.0	231.7	256.5	273.9	291.5	297.6

Total banks	12,406.3	13,914.2	15,524.3	17,258.6	18,711.5	19,275.2

Non-bank financial institutions(4)	3,086.3	3,328.6	3,738.1	3,841.5	4,219.0	4,051.3

Total assets	15,492.6	17,242.8	19,262.4	21,100.1	22,930.5	23,326.5

Source: Bangko Sentral.

Notes:

(1)	Excludes assets of Bangko Sentral. The amounts presented here include allowance for probable losses.
(2)	Data was revised starting end-March 2017 to include Other Financial Corporations data.
(3)	Preliminary data as of September 30, 2020, unless otherwise indicated.
(4)

Includes Investment Houses, Finance Companies, Investment Companies, Securities Dealers/Brokers, Pawnshops, Lending Investors, Non Stocks Savings and Loan Associations, Credit Card Companies (which are under Bangko Sentral supervision), and Private and Government Insurance Companies (i.e., SSS and GSIS).

Structure of the Financial System

The following table sets out the outstanding loans of universal and commercial banks classified by sector.

	Universal and Commercial Banks’ Outstanding Loans by Sector(1)
	As of December 31,
	2017		2018		2019		2020(2)
	(₱ in millions, except percentages)
Total	7,476,061	100%	8,584,051	100.0%	9,508,752	100.0%	9,284,583	100.0%
Agriculture, Forestry and Fishing	163,369	2.2%	192,216	2.2%	221,873	2.3%	215,309	2.3%
Mining and Quarrying	46,753	0.6%	53,926	0.6%	47,974	0.5%	45,904	0.5%
Manufacturing	944,486	12.6%	1,068,469	12.4%	1,048,724	11.5%	1,004,228	10.8%
Electricity, Gas, Steam & Air conditioning Supply	830,390	11.1%	929,456	10.8%	1,006,431	10.7%	1,011,175	10.9%
Water Supply, Sewerage, Waste Management and Remediation Activities	67,462	0.9%	82,473	1.0%	106,010	1.0%	102,741	1.1%
Construction	219,480	2.9%	298,704	3.5%	368,663	3.8%	345,974	3.7%
Wholesale & Retail Trade, Repair of Motor Vehicles and Motorcycles	1,004,207	13.4%	1,159,976	13.5%	1,193,922	12.6%	1,101,937	11.9%
Accommodation and Food Services Activities	144,096	1.9%	152,521	1.8%	153,708	1.6%	158,818	1.7%
Transportation and Storage	231,672	3.1%	271,363	3.2%	287,949	3.0%	296,739	3.2%
Information and Communication	277,164	3.7%	316,403	3.7%	357,270	3.7%	365,773	3.9%
Financial and Insurance Activities	603,139	8.1%	787,383	9.2%	923,805	9.5%	862,749	9.3%
Real Estate Activities	1,261,329	16.9%	1,402,372	16.3%	1,677,815	17.8%	1,701,264	18.3%
Professional, Scientific and Technical Activities	63,058	0.8%	71,392	0.8%	68,139	0.5%	32,732	0.4%
Administrative and Support Services Activities	32,061	0.4%	36,222	0.4%	41,558	0.4%	36,873	0.4%
Public Administration and Defense; Compulsory Social Security	133,879	1.8%	136,068	1.6%	142,380	1.5%	141,942	1.5%
Education	32,921	0.4%	39,747	0.5%	42,850	0.5%	41,786	0.5%
Human Health and Social Work Activities	54,223	0.7%	55,609	0.6%	59,890	0.6%	83,976	0.9%
Arts, Entertainment and Recreation	93,697	1.3%	132,183	1.5%	146,781	1.6%	151,029	1.6%
Other Community, Social & Personal Activities	115,044	1.5%	127,994	1.5%	100,196	0.8%	64,936	0.7%
Activities of Households as Employers, Undifferentiated Goods & Services	70,128	0.9%	85,646	1.0%	79,794	0.9%	86,586	0.9%
Others(3)	1,087,503	14.5%	1,183,928	13.9%	1,433,021	15.2%	1,432,113	15.4%

Source: Bangko Sentral.

Notes:

(1)	Net of amortization.
(2)	Preliminary data as of September 30, 2020.
(3)	Includes loans to individuals for household consumption purposes, loans under Bangko Sentral’s reverse repurchase arrangement and loans to non-residents.

Non-Performing Loans

The following table provides information regarding NPLs for universal and commercial banks for the periods indicated.

	Total Loans (Gross) and Non-Performing Loans by type of Bank
	As of December 31,
	2015	2016	2017	2018	2019	2020(2)
	(₱ in billions, except percentages)
Expanded commercial/Universal banks
Total loans	4,359.1	5,177.6	6,041.0	6,881.3	7,682.5	7,642.0
Non-performing loans	65.2	68.2	72.0	84.1	111.9	174.1
Ratio of non-performing loans to total loans	1.5%	1.3%	1.2%	1.2%	1.5%	2.3%
Non-expanded/Commercial banks(1)
Total loans	210.1	264.0	309.8	345.1	360.2	367.7
Non-performing loans	8.7	9.1	8.7	9.5	11.0	14.1
Ratio of non-performing loans to total loans	4.2%	3.5%	2.8%	2.8%	3.1%	3.8%
Government banks(3)
Total loans	740.6	760.6	968.3	1,196.4	1,305.9	1,280.3
Non-performing loans	13.0	12.0	12.5	15.6	28.6	38.0
Ratio of non-performing loans to total loans	1.8%	1.6%	1.3%	1.3%	2.2%	3.0%
Foreign banks(4)
Total loans	409.9	504.0	548.1	595.0	605.4	513.7
Non-performing loans	4.6	4.5	4.3	4.3	5.0	6.1
Ratio of non-performing loans to total loans	1.1%	0.9%	0.8%	0.7%	0.8%	1.2%
Total loans	5,719.7	6,706.3	7,867.1	9,017.8	9,954.0	9,803.7
Total non-performing loans	91.6	93.8	97.5	113.5	156.5	232.3
Ratio of non-performing loans to total loans	1.6%	1.4%	1.2%	1.3%	1.6%	2.4%

Source: Bangko Sentral.

Notes:

(1)	Consists of two foreign bank subsidiaries.
(2)	Preliminary data as of August 31, 2020.
(3)	Consists of the LBP, the DBP and Al-Amanah Islamic Investment Bank of the Philippines.
(4)	Consists of 24 foreign banks, and excludes two foreign bank subsidiaries.

As of August 31, 2020, the gross non-performing loan ratio for universal and commercial banks was 2.3%, which was higher than the ratio of 1.6% recorded as of August 31, 2019. Non-performing loans increased by 48.2% to ₱232.3 billion as of August 31, 2020 from the ₱156.7 billion recorded as of August 31, 2019, primarily due to the effects of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers which resulted in declining asset quality and growing total loan portfolio. The banking system’s total loan portfolio increased by 5.6% to ₱9,803.7 billion as of August 31, 2020 from the ₱9,285.6 billion recorded as of August 31, 2019.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Requirements

•  Public sector loans, except (a) short-term interbank borrowings and (b) short-term foreign currency loans from banks operating in the Philippines for commodity and service exporters and producers/manufacturers, including all companies and public utility firms, subject to certain conditions, including compliance with BSP reportorial requirements

Prior approval and reporting requirements.

• Private sector loans guaranteed by government corporations and/or governmental financial institutions or covered by foreign exchange guarantees issued by authorized agent banks

•  Private sector loans that are not publicly-guaranteed and not otherwise exempt from BSP approval or subsequent registration, if to be serviced using foreign exchange purchased from an authorized agent bank or its subsidiary/affiliate foreign exchange corporation

Subsequent registration and reporting requirements.

•  Foreign currency loans of resident borrowers from banks operating in the Philippines, provided that the obligations (i) are not publicly-guaranteed; and (ii) are reported by the creditor bank to the Bangko Sentral using the prescribed forms

Reporting requirements.

• Short-term loans in the form of export advances from buyers abroad of resident exporters/borrowers

•  Foreign obligations of residents under deferred letters of credit or under documents against acceptance or open account arrangements with a term of more than one year that are not guaranteed by foreign governments/official export credit agencies

• Short-term trade loans of resident exporters/importers from offshore banking units and non-resident non-bank creditors that have been granted under BSP-reported lending programs

The Philippine Securities Markets

Government Securities Market

As of September 30, 2020, outstanding Government securities amounted to ₱6.4 trillion, 49.9% of which were issuances of treasury bills and fixed rate treasury bonds. The remaining issuances of Government securities consisted of retail treasury bonds, benchmark bonds and onshore dollar bonds, among others.

Public Finance

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures
	Actual						Budget
	2015(1)	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)(2)	2019	2020(2)
	(₱ in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	1,433.3	1,567.2	1,772.3	1,951.9	2,175.5	1,443.9	2,271.4	1,310.4
Bureau of Customs	367.5	396.4	458.2	593.1	630.3	398.0	661.0	372.2
Others Government offices(3)	14.6	16.8	20.2	20.9	22.0	12.8	23.0	10.6

Total tax revenues	1,815.5	1,980.4	2,250.7	2,565.8	2,827.8	1,854.8	2,955.4	1,693.1
As a percentage of GDP (at current market prices)	13.0%	13.1%	13.6%	14.0%	14.5%	14.5%	15.1%	13.2%
Non-tax revenues:
Bureau of the Treasury income	110.0	101.7	99.9	114.2	146.5	201.6	73.9	200.6
Fees and charges	36.4	39.8	40.8	52.7	55.4	20.3	53.3	27.5
Privatizations	62.8	0.7	0.8	15.7	0.8	0.4	2.0	0.4
Others (including Foreign grants)	84.3	73.3	80.9	101.8	106.9	66.4	65.1	48.6

Total non-tax revenues	293.3	215.4	222.4	284.3	309.4	288.4	194.2	277.0

Total revenues	2,109.0	2,195.9	2,473.1	2,850.2	3,137.5	2,143.4	3,149.7	1,970.2

Expenditures
Allotment to local government units	387.6	449.8	530.2	575.7	618.0	606.7	469.5	476.9
Interest payments
Foreign	93.8	99.0	100.1	106.0	110.6	88.7	120.2	94.3
Domestic	215.6	205.4	210.5	243.2	250.3	224.3	279.4	299.3

Total interest payments	309.4	304.5	310.5	349.2	360.9	313.0	399.6	328.0

Tax expenditures	17.8	15.8	8.3	21.6	27.3	19.7	14.5	9.4
Subsidy	78.0	103.2	131.1	136.7	201.5	199.6	158.7	209.8
Equity and net lending	10.5	27.0	1.1	8.9	20.4	(23.0)	29.4	55.3
Others	1,427.4	1,649.1	1,842.5	2,316.5	2,569.6	1,906.6	2,698.1	2,189.5

Total expenditures	2,230.6	2,549.3	2,823.8	3,408.4	3,797.7	3,022.7	3,769.7	3,268.8

Surplus/(Deficit)	(121.7)	(353.4)	(350.6)	(558.3)	(660.2)	(879.2)	(620.1)	(1,298.7)
Financing
Net domestic borrowings	178.1	355.1	731.4	591.5	691.5	1,621.1	902.6	1,896.9
Gross domestic borrowings	420.1	357.5	733.6	594.5	693.8	2,010.3	906.2	1,899.0
Less: Amortization	242.0	2.4	2.2	2.9	2.4	389.2	3.5	2.1
Net foreign borrowings	64.8	(24.1)	27.6	191.8	184.8	427.1	140.0	539.5

Total net financing requirement	242.9	331.0	758.9	783.3	876.3	2,048.2	1,042.6	2,436.4

Change in cash	(1.6)	(257.7)	255.4	(52.7)	(224.6)	755.7

Sources: Bureau of the Treasury; Department of Finance; Department of Budget and Management.

Notes:

(1)

Follows the GFSM 2014 concept wherein reporting of debt amortization reflect the actual principal repayments to creditor including those serviced by the Bond Sinking Fund; while financing includes gross proceeds of liability management transactions such as bond exchange.

(2)	Preliminary data for the first nine months of 2020, unless otherwise indicated.
(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

Revenues

Sources

Total Government revenues in the first nine months of 2020, according to preliminary data, were ₱2,143.4 billion, a 7.9% decrease over the ₱2,327.9 billion recorded in the first nine months of 2019. This was primarily the result of lower collection by the Bureau of Internal Revenue and the Bureau of Customs in the first nine months of 2020 as a result of the economic effects of the COVID-19 pandemic, however, this was partially offset by an increase in the collection of non-tax revenues in the first nine months of 2020 as compared to the same period in 2019. In the first nine months of 2020, Bureau of Internal Revenue collections were ₱1,443.9 billion, a 9.9% decrease from the ₱1,602.8 billion recorded in the first nine months of 2019. The Bureau of Customs recorded collections of ₱398.0 billion in the first nine months of 2020, a 15.3% decrease from the ₱470.0 billion recorded in the first nine months of 2019. Non-tax revenues were ₱288.4 billion in the first nine months of 2020, a 21.6% increase from the ₱237.3 billion recorded in the first nine months of 2019.

Expenditures

Total Government expenditures in the first nine months of 2020 were ₱3,022.7 billion, a 15.1% increase over the ₱2,626.9 billion recorded in the first nine months of 2019. This increase was primarily due to higher disbursements relating to the Government’s efforts to contain the COVID-19 pandemic.

Debt

External Debt

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

	Bangko Sentral Approved External Debt
	As of December 31,
	2015	2016	2017	2018	2019	2020(1)
	($ in millions, except percentages)
By Maturity:
Short-term(2)	15,099	14,526	14,275	16,068	17,208	10,737
Medium and long-term	62,375	60,237	58,823	62,892	66,410	76,717

Total	77,474	74,763	73,098	78,960	83,618	87,453

By Debtor:(3)
Banking system	18,862	19,037	19,144	22,672	23,943	18,191
Public sector(4)	58,612	55,726	53,954	56,287	59,675	69,263

Total	77,474	74,763	73,098	78,960	83,618	87,453

By Creditor Type:
Banks and financial institutions	26,298	25,790	22,539	26,529	26,478	22,994
Suppliers	3,183	2,520	3,071	3,015	4,187	2,726
Multilateral	11,783	11,971	12,501	13,746	14,428	18,943
Bilateral	11,711	10,916	11,260	10,931	10,964	11,608
Bond holders/note holders	22,989	21,930	21,779	22,684	25,449	29,416
Others	1,510	1,636	1,949	2,054	2,112	1,767

Total	77,474	74,763	73,098	78,960	83,618	87,453

Ratios:
Debt service burden to exports of goods, and services & primary income	5.6%	7.0%	6.2%	6.6%	6.5%	7.8%
Debt service burden to GNI	1.6%	2.0%	1.9%	2.0%	2.0%	2.0%
External debt to GNI	21.9%	20.4%	19.4%	19.9%	20.2%	20.2%

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of June 30, 2020.
(2)	Debt with original maturity of one year or less.
(3)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.
(4)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

Government Financing Initiatives

The following are the major program loans approved by creditor agencies or availed of by the Government from 2015 to November 2020.

Program Loan	Creditor	Amount	Date Signed
($) unless otherwise specified
Increasing Competitiveness for Inclusive Growth Program, Subprogram 2	ADB	350 million	February 2015
Senior High School Support Program	ADB	300 million	February 2015
Encouraging Investment through Capital Market Reform, Subprogram 1	ADB	300 million	December 2015
Expanding Private Participation in Infrastructure Program, Subprogram 1	ADB	300 million	December 2015
Second Disaster Risk Management Development Policy Loan with a Catastrophe Deferred Drawdown Option	WB	500 million	January 2016
Social Protection Support Project, Additional Financing	ADB	400 million	April 2016
Social Welfare Development and Reform Project 2	WB	450 million	April 2016
Disaster Risk Reduction and Management Facility	Agence Française de Développement	EUR 50 million	April 2016
Local Government Finance and Fiscal Decentralization Reform Program, Subprogram 2	ADB	250 million	December 2016
Local Government Finance and Fiscal Decentralization Reform Program, Subprogram 2	Agence Française de Développement	EUR 100 million	October 2017
Facilitating Youth School-To-Work Transition Program, Subprogram 1	ADB	300 million	November 2017
Encouraging Investment through Capital Market Reform, Subprogram 2	ADB	EUR 300 million	December 2017
Expanding Private Participation in Infrastructure Program, Subprogram 2	ADB	300 million	August 2018
Fostering Women’s Empowerment Through Financial Inclusion in Conflict-Impacted and Lagging Provinces Project	ADB	10 million	August 2018
Inclusive Finance Development Program (Subprogram 1)	ADB	474 million	October 2018
New Bohol Airport Construction and Sustainable Environment Protection Project (II)	Japan International Cooperation Agency	YEN 4.38 billion	October 2018
Metro Rail Transit Line 3 Rehabilitation Project	Japan International Cooperation Agency	YEN 38.10 billion	November 2018
Emergency Assistance for Reconstruction and Recovery of Marawi	ADB	300 million	December 2018
Secondary Education Support Program	ADB	300 million	June 2018
North-South Commuter Railway Extension Project (I)	Japan International Cooperation Agency	YEN 167.20 billion	January 2019
Pasig-Marikina River Channel Improvement Project (Phase IV)	Japan International Cooperation Agency	YEN 37.90 billion	January 2019
Improving Fiscal Management Project	WB	450 million	March 2019
Road Network Development Project in Conflict Affected Areas in Mindanao	Japan International Cooperation Agency	202.04 million	June 2019
Social Welfare Development and Reform Project II (Additional Financing)	WB	300 million	June 2019
Local Governance Reform Program (Subprogram 1)	ADB	300 million	December 2019
Facilitating Youth School-to-Work Transition Program (Subprogram 2)	ADB	400 million	December 2019
Promoting Competitiveness and Enhancing Resilience to Natural Disasters Sub-program 1 DPL	WB	400 million	December 2019
COVID-19 Active Response and Expenditure Support Program	ADB	1,500 million	April 2020
Social Protection Support Project – Second Additional Financing	ADB	200 million	April 2020
Third Disaster Risk Management Development Policy Loan	WB	500 million	April 2020
Support to Capital Market Generated Infrastructure Financing, Subprogram 1	ADB	400 million	June 2020
Expanded Social Assistance Program	ADB	500 million	June 2020
COVID-19 Active Response and Expenditure Program	AIIB	750 million	June 2020
Expanding Private Participation in Infrastructure Program, Subprogram 2	Agence Française de Développement	165.42 million	June 2020
Inclusive Finance Development Program, Subprogram 2	Agence Française de Développement	110.28 million	June 2020
Emergency COVID-19 Response Development Policy Loan	WB	500 million	June 2020
COVID-19 Crisis Response Emergency Support Loan	Japan International Cooperation Agency	458.95 million	July 2020
Competitive and Inclusive Agriculture Development Program, Subprogram 1	ADB	400 million	August 2020
Inclusive Finance Development Program, Subprogram 2	ADB	300 million	August 2020
Disaster Resilience Improvement Program	ADB	500 million	September 2020
Post Disaster Standby Loan (Phase 2)	Japan International Cooperation Agency	458.95 million	September 2020
Philippines Beneficiary FIRST Social Protection Project	WB	600 million	November 2020

Source: International Finance Group, Department of Finance.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2)
	As of December 31,
	2015	2016	2017	2018	2019	2020(3)
	(₱ in millions, except as otherwise indicated)
Medium/long-term debt(4)	5,690,102	5,801,727	6,337,111	6,797,270	7,240,159	8,487,431
Domestic	3,619,945	3,645,563	4,125,941	4,281,605	4,636,469	5,556,933
External (US$)	43,906	43,324	44,261	47,860	51,252	60,520
Short-term debt(5)
Domestic	264,435	287,936	314,369	494,306	491,131	881,445
Total debt	5,954,537	6,089,664	6,652,430	7,292,500	7,731,290	9,368,876

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, using Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Preliminary data as of September 30, 2020.
(4)	Debt with original maturities of one year or longer.
(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2)
	As of December 31,
	2015	2016	2017	2018	2019	2020(3)
	(₱ in millions)
Loans
Direct	156	156	156	156	156	156
Assumed(4)	442	442	792	792	792	792

Total loans	598	598	948	948	948	948
Securities
Treasury bills	264,435	287,936	314,369	494,306	486,170	876,484
Treasury notes/bonds	3,619,347	3,645,563	4,125,942	4,281,605	4,640,482	5,560,946

Total securities	3,883,782	3,933,499	4,440,312	4,775,911	5,126,652	6,437,430

Total debt	3,884,380	3,934,097	4,441,260	4,776,859	5,127,600	6,438,378

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates as of December 2, 2019, unless otherwise indicated.
(3)

Preliminary data as of September 30, 2020. Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates as of October 1, 2020, which was the next business day following the end of the period indicated.

(4)	Assumed loans of the Development Bank of the Philippines, the National Development Company and the Philippine National Bank.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2)
	As of December 31,
	2015	2016	2017	2018	2019	2020(3)
	($ in millions)
Loans:
Multilateral	9,867	10,182	10,709	11,726	12,793	18,696
Bilateral	6,396	6,170	6,238	6,289	6,484	7,530
Commercial	15	11	10	7	5	2

Total loans	16,278	16,363	16,957	18,022	19,282	26,228
Securities:
Eurobonds	549	0	0	0	841	2,286
Yen Bonds	831	850	891	2,316	3,184	2,336
Philippine Peso Notes	2,750	2,606	2,596	2,467	2,553	2,678
Chinese Yuan Bonds	—	—	—	212	569	581
U.S. dollar Bonds	23,498	23,505	23,817	24,842	24,823	26,411

Total securities	27,628	26,961	27,304	29,838	31,970	34,292

Total	43,906	43,324	44,261	47,860	51,252	60,520

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.
(3)	Preliminary data as of September 30, 2020.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of the date indicated.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1)
	as of September 30, 2020
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	44,255	44,255	73.6%
Japanese yen	857,582	8,135	13.5%
Peso	129,679	2,678	4.5%
Euro	3,428	4,019	6.7%
Other currencies	—	1,035	1.7%

Total	—	60,123	100%

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)

Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of October 1, 2020, which was the next business day following the end of the period indicated.

Government-Guaranteed Debt

The following table sets out guarantees of indebtedness by the Republic, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2)
	As of December 31,					As of September 30,(3)
	2015	2016	2017	2018	2019	2020
	(in billions)
Total (₱)	545.1	513.7	478.1	487.6	488.8	445.4

Domestic (₱)	245.6	233.4	197.5	197.5	260.8	228.7
External (₱)	299.5	280.3	280.6	290.0	228.0	216.7
External ($)	6.3	5.6	5.6	5.5	4.5	4.5

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.
(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period, unless otherwise indicated.
(3)

Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of October 1, 2020, which was the next business day following the end of the period indicated.

Payment History of Foreign Debt

The following table sets out the outstanding foreign-currency bonds issued by the Republic as of the dates indicated.

	Foreign Currency Bonds Issued by the Republic(1)
	Original Balance as of Issue Date(2)(3)	Outstanding Balance as of December 31, 2019(4)	Outstanding Balance as of September 30, 2020(3)
	($ in millions)
U.S. dollar bonds	30,938	24,823	26,411
Chinese Yuan Bonds	592	569	581
Eurobonds	2,170	841	2,286
Japanese yen bonds	2,256	3,184	2,336

Total foreign-currency bonds	35,956	29,417	31,614

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt securities of GOCCs and other public sector entities guaranteed by the Government.
(2)	Amounts were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of January 2, 2020.
(3)

Represents the aggregate of the original balances as of the issue dates of foreign currency bonds outstanding as of September 30, 2020. Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of issuance.

(4)	Amounts were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of July 1, 2020.